Filed pursuant to Rule 424(b)(2)
Commission File No. 333-53672

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 5, 2001

SPARTAN STORES, INC.
Non-Subordinated Variable Rate Promissory Notes
due March 31, 2003

          Spartan Stores, Inc. is offering non-subordinated variable rate promissory notes in a total principal amount of up to $15,305,253. We will sell the notes directly. We have not engaged any underwriter or broker-dealer to assist us in this offering.

          The notes will bear interest at one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. The notes will mature on March 31, 2003, but will be subject to our option to redeem them before maturity. We will sell the notes in denominations of $1,000, or any whole dollar amount above $1,000.

          The notes are a series of debt securities that we have registered with the Securities and Exchange Commission under a "shelf" registration statement. The general terms of our debt securities, including the notes, are described in the prospectus dated March 5, 2001 accompanying this prospectus supplement. You should carefully read both the prospectus and this prospectus supplement to understand all of the terms of the notes.

          The prospectus also contains several important investment considerations under the heading "RISK FACTORS" beginning on page 3 of the prospectus. You should carefully read that section of the prospectus.

          This prospectus supplement describes the specific terms of the notes, including maturity, interest rate and times when interest will be paid, terms for redemption at our option, the price of the notes, and various other matters.

Offering price of notes	Price to public	Discounts and commissions	Our proceeds
Per note. . . . . Total maximum . . . . . .	100% of face value 100% of face value	$ 0 $ 0	100% of face value 100% of face value

We estimate that our expenses in conducting this offering will be approximately $71,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES
OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement may not be used to complete sales of notes unless it is accompanied by a prospectus.

The date of this prospectus supplement is March 5, 2001.

TABLE OF CONTENTS

Prospectus Supplement

Summary	S-3
Selected Financial Data	S-4
Information About Spartan Stores	S-6
About the Notes	S-8
Use of Proceeds	S-11
How to Purchase Notes	S-11

Prospectus

Prospectus Summary	2
Risk Factors	3
Information About Spartan Stores	6
Use of Proceeds	8
Ratio of Earnings to Fixed Charges	8
About the Debt Securities	8
About the Subordinated Securities	15
Plan of Distribution	16
Legal Matters	16
Experts	16
Incorporation of Documents By Reference	17
Where You Can Find More Information	18

SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

About this Prospectus Supplement

          This prospectus supplement provides you with a description of the specific terms of the notes, such as interest rate, maturity date, and other matters. As noted above, the notes are one series of Spartan Stores' debt securities. The prospectus accompanying this prospectus supplement describes the general terms that are common to all of Spartan Stores' debt securities. Thus, you should read both this prospectus supplement and the prospectus, together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" in the prospectus.

The Notes (see page S-8)

Notes we are offering	We are offering up to $15,305,253 in principal amount of notes.

Offering price	We will sell the notes at their face value, without original issue discount or other types of discounts. For example, a note with a $1,000 principal amount will be sold for $1,000.

Interest rate

The notes will bear interest at one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. Thus, the interest rate on the notes will vary from quarter to quarter, depending on changes in the prime interest rate.

Maturity date	All notes will mature on March 31, 2003, but are subject to our option to redeem them before maturity.

Other terms	Other important terms of the notes are described elsewhere in this prospectus supplement.

Investment considerations	You should carefully consider the summary of certain factors set forth in "RISK FACTORS" beginning on page 3 of the prospectus that is included with this prospectus supplement.

Use of proceeds	We will use the proceeds of the notes for general corporate purposes.

SELECTED FINANCIAL DATA

          The following table provides selected historical consolidated financial information of Spartan Stores and our subsidiaries. Our historical information is based on our audited consolidated financial statements for and as of each of the five years ended March 30, 1996 through March 25, 2000, and our unaudited financial statements for the 40-week periods ended January 1, 2000 and December 30, 2000.

          Our operations for the years ended March 27, 1999 and March 30, 1996 were affected by restructuring, reorganization and other charges in the amount of $5.7 million and $46.4 million, respectively. The restructuring charge recorded during the year ended March 27, 1999 was reversed during the year ended March 25, 2000, resulting in $4.5 million of income during the period. Until February 1996, we had a policy of paying volume incentive rebates to our customers in a combination of cash and stock.

          The weighted average shares outstanding and all per share amounts have been restated to reflect a ten-for-one stock split in July 1997 as well as the August 2000 stock dividend of 0.336 shares for each share of Class A common stock and the subsequent conversion of shares of Class A common stock into shares of common stock on a one-for-one basis.

Selected Consolidated Financial Information of Spartan Stores
(In thousands, except per share data)

	40 Weeks Ended December 30, 2000	40 Weeks Ended January 1, 2000	Year Ended March 25, 2000	Year Ended March 27, 1999	Year Ended March 28, 1998	Year Ended March 29, 1997	Year Ended March 30, 1996
Operations Statement Data:
Net Sales	$ 2,650,540	$ 2,358,311	$ 3,050,282	$ 2,671,700	$ 2,489,249	$ 2,475,025	$ 2,554,688
Volume incentive rebates	-	-	-	-	-	-	15,577
Cost of sales	2,238,065	2,049,257	2,643,490	2,397,818	2,234,165	2,238,364	2,295,130
Gross profit	412,475	309,054	406,792	273,882	255,084	236,661	243,981
Selling, general and Administrative	333,146	248,476	328,208	216,876	207,498	196,716	204,593
Depreciation and amortization	28,699	25,809	32,063	21,413	21,639	20,175	19,224
Restructuring charge	1,000	(4,748)	(4,521)	5,698	-	-	46,440
Interest expense-net	18,986	14,779	23,047	6,105	7,610	6,091	5,489
Other losses and (gains)	(2,362)	(1,721)	494	(1,188)	(3,906)	(1,705)	403
Earnings (loss) before income taxes and extraordinary item	33,006	26,459	27,501	24,978	22,243	15,384	(32,168)
Income taxes	12,963	9,605	10,307	9,148	8,009	5,681	(10,500)
Extraordinary item net of income taxes	-	-	-	1,031	-	-	-
Net earnings (loss)	$ 20,043	$ 16,854	$ 17,194	$ 14,799	$ 14,234	$ 9,703	$ (21,668)
Weighted average shares outstanding	16,677	13,483	13,432	14,508	15,135	15,487	15,789
Basic earnings (loss) per share	$ 1.20	$ 1.25	$ 1.28	$ 1.02	$ 0.94	$ 0.63	$ (1.37)
Cash dividends per share	0.0094	0.0281	0.0374	0.0374	0.0374	0.0374	0.0374

Period End Position:
Total assets	$ 814,466	$ 579,635	$ 570,573	$ 523,378	$ 406,133	$ 403,630	$ 387,451
Property and equipment-net	269,333	190,262	178,591	158,348	161,112	173,008	152,716
Net working capital	116,299	90,797	88,448	100,863	61,682	60,673	69,284
Long-term debt	307,156	268,051	266,071	271,428	107,666	125,776	124,372
Shareholders' equity	216,237	125,757	126,007	121,062	114,192	107,258	102,587

Financial Ratios:
Net earnings (loss) as a percent of sales	0.76%	0.71%	0.56%	0.55%	0.57%	0.39%	(0.85%)
Current ratio	1.43	1.51	1.53	1.85	1.35	1.37	1.45
Long-term debt to equity ratio	1.42	2.13	2.11	2.24	0.94	1.17	1.21
Other data:
Net cash provided by operations	$ 39,879	$ 37,791	$ 54,574	$ 53,874	$ 26,867	$ 16,407	$ 42,878
Property and equipment additions	14,725	14,239	14,843	16,419	23,997	46,238	42,262

INFORMATION ABOUT SPARTAN STORES

          The prospectus accompanying this prospectus supplement contains a general description of our business. You should read the prospectus together with this prospectus supplement and the other information described beginning on page 17 of the prospectus under the heading "INCORPORATION OF DOCUMENTS BY REFERENCE."

Recent Developments

          On March 3, 2001, we completed the acquisition of Prevo's Family Markets, Inc. Prevo's operates 10 supermarkets in West Michigan, from Traverse City to Grand Rapids. Prevo's supermarkets generate approximately $100 million in annual sales. Because Prevo's is an existing wholesale customer of Spartan Stores, the acquisition will add approximately $50 million in annual sales.

          On January 12, 2001, we sold our insurance agency business, Shield Insurance Services, Inc., effective December 31, 2000. We anticipate recognizing a gain on this sale during the fourth quarter of our 2001 fiscal year. We still retain the underwriting, safety and claims component of Shield Insurance Services, and are continuing to evaluate alternatives for our remaining insurance operations.

Management

          The names, ages, and principal occupations of our directors and executive officers are set forth below:

Name and Age	Position with Spartan Stores and Principal Occupation

James B. Meyer (age 54)

Mr. Meyer has been our Chief Executive Officer since July 1997 and our President since August 1996. He has been the Chairman of the Board since August 2000. He has been a director since August 1996. Mr. Meyer has served in a variety of positions with us over the years. For example, he was our Chief Operating Officer from August 1996 to July 1997, our Treasurer from 1994 to 2000, our Senior Vice President Corporate Support Services from June 1994 to August 1996, our Chief Financial Officer and Assistant Secretary from October 1990 to August 1996, and our Senior Vice President from 1981 to 1994.

Russell H. VanGilder, Jr. (age 66)

Mr. VanGilder has been a director since 1970 and served as the Chairman of the Board from 1998 to 2000. From 1992 to 1998 he was the Vice Chairman of the Board. Mr. VanGilder is the Chairman of the Board of V.G.'s Food Center, Inc., a retail grocery chain.

Alex J. DeYonker (age 51)

Mr. DeYonker has been a director since 1999 and has served as our Secretary since 2000. He also has served as our General Counsel since 1995. Mr. DeYonker is a partner of Warner Norcross & Judd LLP, a law firm in Grand Rapids, Michigan.

Name and Age	Position with Spartan Stores and Principal Occupation

Elson S. Floyd, Ph.D. (age 44)	Dr. Floyd has been a director since August 2000. He is the President of Western Michigan University, Kalamazoo, Michigan, where he also serves as a Professor of Education.

Richard B. Iott (age 49)	Mr. Iott has been a director since August 2000. Before that, he served as the President and Chief Executive Officer of Seaway Food Town, Inc., which we acquired in August 2000.

Joel A. Levine (age 62)	Mr. Levine has been a director since August 2000. He currently is Of Counsel to Spengler Nathanson, P.L.L., a law firm in Toledo, Ohio. Before August 2000, he served as a director of Seaway Food Town.

Elizabeth M. Nickels (age 37)	Ms. Nickels has been a director since August 2000. She currently serves as the Executive Vice President and Chief Financial Officer of Herman Miller, Inc., an office furniture manufacturing company.

Joel B. Barton (age 49)

Mr. Barton is our Executive Vice President Sales and Marketing. He served as our Vice President Retail from January 2000 to November 2000. From 1998 to 1999 he was Senior Vice President Supermarket Division of Raley's, a supermarket chain based in California. From 1997 to 1998 he was Vice President of Marketing of Raley's and from 1995 to 1997 was Director of Corporate Merchandising of Raley's.

David deS. Couch (age 50)	Mr. Couch has been our Vice President Information Technology since May 1996. He served as our Director of Management Information Services from December 1991 to May 1996.

Mark Eriks (age 44)

Mr. Eriks has been our Vice President Human Resources since January 2001. From June 1999 to January 2001, he was a member of Miller, Johnson, Snell & Cummiskey, P.L.C., a law firm in Grand Rapids, Michigan. Before that, he served as Vice President of Human Resources of Waste Management, Inc.

Gary L. James (age 47)

Mr. James has been our Vice President Retail Operations since December 2000. From August 2000 to December 2000, Mr. James served as our Divisional Vice President of Operations for Food Town. Before August 2000, Mr. James served as General Manager of H.E. Butt Grocery's Central Market in Austin, Texas. Before that, he served as Vice President of Operations with Fresh Fields Markets, Inc., a supermarket chain.

Name and Age	Position with Spartan Stores and Principal Occupation

Sally Lake (age 36)

Ms. Lake has been our Vice President Marketing since December 2000. She joined our company in 1985 as a general merchandise senior clerk and has held several management positions with us. Before she became Vice President Marketing, she was the Divisional Vice President of Sales and Marketing for our retail division.

John M. Sommavilla (age 41)

Mr. Sommavilla is our executive Vice President Purchasing and Logistics. He served as our Vice President Purchasing from June 1999 to November 2000. He served as our Director of Perishables from July 1996 to June 1999 and as our Manager of Frozen/Dairy Purchasing/Inbound from 1994 to July 1996. Mr. Sommavilla joined Spartan Stores in 1985.

David M. Staples (age 38)

Mr. Staples is our Executive Vice President and Chief Financial Officer. He has served as our Chief Financial Officer since January 2000 and was our Vice President Finance from January 2000 to November 2000. From 1995 to December 1999, he was Divisional Vice President-Strategic Planning and Reporting for Kmart Corporation. Before that he was in the audit and business advisory practice of Arthur Andersen, LLP.

          The Spartan Stores board of directors is divided into three classes, with the term of one class expiring each year. Dr. Floyd, Mr. Meyer and Mr. Iott are in the class of directors whose terms expire in 2003, Ms. Nickels and Mr. VanGilder are in the class of directors whose terms expire in 2002, and Mr. DeYonker and Mr. Levine are in the class of directors whose terms expire in 2001.

ABOUT THE NOTES

General

          We are offering the notes in denominations of $1,000, or any whole dollar amount over $1,000. The minimum investment is $1,000. We may limit the maximum number and principal amount of notes that may be subscribed for by any purchaser, in our discretion. The total principal amount of notes that we are offering is $15,305,253. The notes are "non-subordinated securities," as that term is described in the prospectus.

The Trustee

          The notes will be issued under an indenture dated January 12, 2001 between Spartan Stores and Chase Manhattan Trust Company, National Association. Chase Manhattan will act as the trustee under the indenture.

          A copy of indenture was filed as an exhibit to the "shelf" registration statement that we filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" in the prospectus. We urge you to read the indenture because it defines your rights.

Term and Maturity

          We may issue notes at any time. All outstanding notes will mature and be redeemed on March 31, 2003. Therefore, the notes will have a term of not more than two years and the actual term of any given note will depend on the date that it is issued. We may redeem the notes at any time before maturity, at our option.

Interest Rate

          The interest rate on the notes will be one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. The interest rate will be effective through the end of each calendar quarter. Interest on each of the notes will begin accruing from the date the note is issued. Interest will stop accruing on a given note on the earlier of the maturity date of the note or the date that we redeem the note before its maturity date. Interest on the notes will be calculated on the basis of a 360-day year with twelve 30-day months.

Interim Payments of Interest

          We will make quarterly interest payments on the notes. The persons who will be entitled to receive the interest payable for a quarter will be those persons who were record holders of notes on the "regular record dat e" for that quarter. The regular record date for a quarter is the last day of that quarter.

          Interest accrued on a note during a calendar quarter will be paid on the "interest payment date" for that quarter, which is the tenth business day following the end of that calendar quarter. Interest on the notes will be payable at the trustee's principal offices. However, the trustee may make interest payments by wire transfer or by mailing a check to the address appearing in the security register of the person in whose name a note is registered at the close of business on the regular record date for the interest payment.

          For example, assume that you have a note that it is outstanding during the second calendar quarter of 2001, which runs from April 1, 2001 to June 30, 2001, and that you were the record holder of the note on the regular record date for that quarter, which would be June 30, 2001. On July 13, 2001, which is the tenth business day after the end of the second quarter, the trustee will mail you a check for the interest that you earned on your note during the second quarter of 2001.

Payment on Maturity Date

          We will pay each note on its maturity date, which is March 31, 2003, unless we have redeemed it before that date. On the maturity date, the registered holder of the note will be entitled to be paid the full principal amount of the note and the accrued but unpaid interest on the note. However, before receiving those amounts, the holder must deliver the note to us or to the trustee on our behalf.

Right of Optional Redemption

          Redemption By Us. We may redeem any notes at any time in our sole discretion, regardless of when the notes were issued. We may do so by written notice to the holder(s) of the notes that we decide to redeem. We must give written notice of our decision to redeem any notes to the trustee at least 60 days before the date that we have selected for the redemption. The trustee must then give at least 30, but not more than 60, days notice of the redemption to each holder of the notes that will be redeemed. This notice will include, among other things, notice of the redemption date. Interest on those notes will stop accruing on the redemption date.

          On or before the redemption date, we must deposit with the trustee enough money to pay the redemption price, as well as accrued but unpaid interest on the notes that are being redeemed.

          Redemption By You. You do not have the right to require us to redeem your notes before their maturity date.

Notice of Optional Redemption - Payment of Redemption Price

          The trustee will send the written notice of our election to redeem a note to the last known address of the holder of the note. The holder must deliver the note to the trustee within 30 days after receiving the redemption notice. Upon our receipt of the note, we (or the trustee on our behalf) will pay the original principal amount of the note, plus the interest on the note that has accrued but is unpaid through the redemption date.

Ranking; Liquidation, Sale of Assets of Termination of Spartan Stores' Existence

          The notes will be our direct, unsecured obligations. The notes will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes do not have any payment or liquidation preference, other than that to which they are entitled as a matter of law upon the liquidation of Spartan Stores or the termination of our existence. We may sell or encumber our assets without your consent, as long as we comply with the applicable requirements described on page 12 of the prospectus under the heading "Some Restrictive Covenants."

No Sinking Fund

          We have not established and do not expect to establish any special set-aside funds or programs, which are sometimes called "sinking funds," to ensure that we will have enough money to pay interest or principal on the notes.

Additional Terms Set Forth in the Prospectus

          Please refer to the prospectus for a description of the following additional terms of the notes:

          •          Events of Default-The events or circumstances that will be events of default under the indenture;

          •          Acceleration of Maturity-When and how the principal amount of the notes may become due and payable before the maturity date of the notes;

          •          Registration and Transfer-How to transfer your notes to another person;

          •          Restrictive Covenants-Restrictive covenants that we must observe under the terms of the indenture;

          •          Defeasance and Discharge-The circumstances in which we may discharge our obligations under the indenture;

          •          Modification and Waiver-The manner in which the indenture may be modified, and the manner in which defaults under the indenture may be waived, either with or without your consent; and

          •          Additional Provisions-Various other important provisions of the indenture and the notes.

USE OF PROCEEDS

          We plan to use the net proceeds that we receive from the sale of the notes for general corporate purposes.

HOW TO PURCHASE NOTES

For holders of our currently outstanding variable rate promissory notes

          If you are a holder of our currently outstanding variable rate promissory notes and are exchanging those promissory notes for the notes that we are offering pursuant to this prospectus supplement, you must:

          •          Return your existing variable rate promissory notes to us;

          •          Complete and sign the accompanying note intent form;

          •          Complete and sign the accompanying subscription agreement; and

          •          Return these documents to us.

          We will direct the trustee to mail you a note when we have received these documents, properly completed by you.

For all other purchasers

          If we do not sell the full $15,305,253 of notes to the holders of our currently outstanding variable rate promissory notes, we will sell the remaining notes to other interested purchasers. Each of these purchasers must complete and sign the accompanying subscription agreement and return it to us, along with a check or money order, made out to Spartan Stores, Inc., for the principal amount of the note that you want to purchase. If notes are available for you to purchase, we will direct the trustee to mail you a note when we have received these documents, properly completed by you, and payment of the purchase price of your note.

Safekeeping of Notes

          We urge you to keep your notes in a safe place, such as a safe deposit box with a bank.

          No person has been authorized to give any information or to make any representations or projections of future performance other than those contained in this prospectus, and any such other information, projections or representations if given or made must not be relied upon as having been so authorized.

          The delivery of this prospectus or any sale hereunder at any time does not imply that the information in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

$15,305,253 Non-Subordinated Variable Rate Promissory Notes Due March 31, 2003
________________________ TABLE OF CONTENTS		_______ PROSPECTUS SUPPLEMENT _______
Summary	S-3
Selected Financial Data	S-4
Information About Spartan Stores	S-6
About the Notes	S-8
Use of Proceeds	S-11
How to Purchase Notes	S-11
SPARTAN STORES, INC. March 5, 2001

PROSPECTUS

$100,000,000
SPARTAN STORES, INC.
Debt Securities

          Spartan Stores, Inc. may from time to time offer and sell up to $100,000,000 of debt securities in amounts, at prices and on terms to be set forth in supplements to this prospectus. We will sell the debt securities directly. We have not engaged any underwriter or broker-dealer to assist us in this offering.

          The specific terms and conditions of the debt securities will be set forth in a prospectus supplement. These terms include designations; interest rate and times of interest payments; terms for redemption, if any, at our option or the holder's option; the initial public offering price of the debt securities; priority; subordination; aggregate principal amount; maturity; and various other matters. You should carefully read the prospectus supplement for the specific terms of the debt securities being offered to you.

          We do not expect that any trading market for the debt securities will develop.

          You should carefully review the "Risk Factors" beginning on page 3.

Offering price of debt securities	Price to public	Discounts and commissions	Our proceeds
Per debt security. . . . . Total maximum . . . . . .	100% 100%	$ 0 $ 0	100% 100%

          We estimate that our expenses in conducting this offering will be approximately $71,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to complete sales of debt securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is March 5, 2001.

PROSPECTUS SUMMARY

          You should read this summary together with the more detailed information and financial statements appearing elsewhere in this prospectus and in the accompanying prospectus supplement.

About this Prospectus

          This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using the "shelf" registration process. Under the shelf registration process, we may sell the debt securities described in this prospectus in multiple offerings.

          This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of those debt securities. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under "INCORPORATION OF DOCUMENTS BY REFERENCE."

Spartan Stores (see page 6)

          We own and operate 93 supermarkets and 25 deep discount food\drug combination stores in Michigan and Ohio, including Ashcraft's Markets, Family Fare Supermarkets, Food Town, Glen's Markets, Great Day Food Centers and The Pharm stores. We also distribute more than 40,000 private-label and national brand products to more than 350 independent grocery stores and serve as a wholesale distributor to 9,600 convenience stores. We operate on a 52-53 week fiscal year, with the fiscal year ending on the last Saturday of March. Our principal offices are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Our telephone number is (616) 878-2000.

The Offering

Debt securities that we are offering . . . . . . .

We are offering up to $100,000,000 in principal amount of debt securities. If we issue debt securities with original issue discount, the total principal amount may be more than $100,000,000, but the aggregate offering price of all debt securities will not be more than $100,000,000.

Offering price . . . . . . . . . . . . . . . . . . . . . . .	Debt securities will be sold at their face value, without discount, unless otherwise provided in a prospectus supplement.

Interest rate, maturity date and other terms . . . . . . . . . . . . . . . . . . . . . . . . . . . .	The interest rates, maturity dates and other terms of the debt securities will be described in a prospectus supplement.

Investment considerations . . . . . . . . . . . . . .

Before you invest in our debt securities, you should carefully consider the summary of the factors set forth in "RISK FACTORS" beginning on page 3. We may include modified or additional risk factors in a prospectus supplement.

Use of net proceeds . . . . . . . . . . . . . . . . . .	Unless we state otherwise in a prospectus supplement, we will use our net proceeds from the sale of debt securities for general corporate purposes.

RISK FACTORS

          In addition to general risks of investments and economic conditions, you should carefully consider the following factors before purchasing any of our debt securities.

Our actual results may differ from our forward looking statements.

          We sometimes make "forward-looking statements" about our strategies, objectives, goals, expectations or projections. You can identify forward-looking statements by words or phrases indicating that we " expect," "anticipate," "project," "plan" or "believe" that a particular event "may result" or "will likely result" or that a particular event "may occur" or "will likely occur" in the future, or similar expressions. These forward-looking statements are found at various places throughout this prospectus, the prospectus supplement delivered with this prospectus and the other documents incorporated in this prospectus by reference, including our Annual Report on Form 10-K for the year ended March 25, 2000, and our Quarterly Reports on Form 10-Q filed during our current fiscal year. You should not place undue reliance on our forward-looking statements, which speak only as of the dates on which they were made. In addition to other risks and uncertainties described in this prospectus, there are many important factors that could cause actual results to be materially different from our expectations.

          We intend this section to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This section should not be considered a complete list of all economic, competitive, governmental and technological factors that could adversely affect our expected consolidated financial position, results of operations or liquidity.

Operating retail stores is a new line of business for us and is significantly different from our historical focus on grocery distribution.

          Historically, we have focused primarily on the distribution of groceries and merchandise and the delivery of related services to independently owned retail grocery stores and convenience stores. However, in January 1999, we began acquiring retail grocery stores. As of February 2001, we owned and operated 93 retail grocery stores and 25 deep discount drug stores in Michigan and Ohio. We plan to acquire additional retail stores. There are important differences between operating a distribution business and a retail business involving multiple locations. We cannot assure you that we will be successful in this line of business or even that our operation of retail grocery stores will not result in significant losses.

We have recently acquired many retail stores. We may not be successful in the integration of these stores or stores we may acquire in the future.

          All of our retail grocery stores and deep discount drug stores have been acquired since January 1999. The success of our retail store acquisitions will depend in part on whether we obtain the business synergies and related cost savings that we anticipated in connection with these transactions and any future acquisitions.

          We may encounter problems associated with the integration of these retail business operations that could adversely affect our results of operations or financial condition. Some of the problems that may arise include:

•	difficulties in integration of acquired personnel, operations, systems or procedures;

•	inability to realize synergies in the amounts or within the time frame expected;

•	unanticipated expenses associated with the acquisitions;

•	adverse effects on existing business relationships with independent retail grocery store customers; and

•	the inability to retain employees of the acquired businesses.

We cannot predict the full range of integration problems that we may experience.

We operate in an extremely competitive industry. Many of our competitors are much larger than we are and may be able to more effectively compete.

          The grocery, pharmacy and convenience store industries are intensely competitive and have low profit margins. Our retail business competes with national and regional supermarkets and pharmacy chains, independent and specialty grocers, drug stores, convenience stores, warehouse club stores, deep discount drug stores, supercenters, mass merchandisers, wholesale membership clubs, shop-at-home services, restaurants and fast food businesses. In addition, our distribution business competes with many grocery and convenience store wholesalers and with many other businesses that market their products directly to food retailers. These competitors include both existing and new participants in the retail and wholesale grocery, pharmacy and convenience store industries. Many companies that we compete with have greater assets and larger sales volume than we do. As a result, they may be able to more effectively compete.

          This competition may result in reduced profit margins and other adverse effects on Spartan Stores, our company-owned retail grocery stores and drug stores and the independent retail grocery stores and convenience stores that we supply. In addition, ongoing industry consolidation could result in the loss of customers that we currently supply and could confront our retail operations with competition from larger and more well-capitalized chains in existing or new markets. We cannot assure you that we will be able to compete successfully in this environment.

Our indebtedness could affect our ability to meet profitability goals and, ultimately, to pay interest on and principal of the debt securities that we are offering.

          As of December 2, 2000, we had total outstanding indebtedness of approximately $341.5 million, and had approximately $98 million available for additional borrowings under our credit facility.

          Our ability to meet our payment obligations on our debt, including the debt securities offered by this prospectus, and to meet our other obligations will depend upon our future performance. Our performance will be affected by economic, financial, competitive and other factors beyond our control. Our debt service obligations may make it more difficult for us to achieve profitability goals.

          We cannot assure you that our businesses will continue to generate cash flow at or above current levels or that forecasted levels will occur. If we can't meet our obligations and fund our operational requirements with available resources, we may have to refinance all or a portion of our existing debt, sell assets or obtain additional financing. We cannot assure you that any refinancing would be possible or that any sales of assets or additional financing could be completed, or completed on terms that we consider favorable.

Some of the debt securities will be subordinated to our other indebtedness and so will have a lower priority of payment compared to our senior indebtedness.

          The debt securities will be either "non-subordinated debt securities" or "subordinated debt securities." The prospectus supplement accompanying this prospectus specifies whether the debt securities being offered to you are non-subordinated or subordinated debt securities. Subordinated debt securities will have a lower priority of payment compared to our indebtedness that is senior to the subordinated debt securities. See " ABOUT THE SUBORDINATED DEBT SECURITIES," beginning on page 15.

The debt securities will not be secured by a lien on our assets and so will have a lower priority to our assets than secured lenders.

          The debt securities will be direct, unsecured obligations of Spartan Stores. In contrast, our indebtedness under our credit facility is secured by a lien on substantially all of our assets and we may incur additional secured indebtedness. Unless otherwise specified in this prospectus or in the prospectus supplement, we may sell or encumber our assets without your consent. Because the debt securities are unsecured, you will have a lower priority to our assets than our secured lenders in the event of a bankruptcy or receivership, even if the debt securities are not specifically subordinated to our other indebtedness. If we go bankrupt or are subject to a receivership proceeding, our assets may be insufficient to repay our indebtedness to you under the debt securities.

The issuance of our preferred stock having rights that are superior to those of debt securities could adversely affect the rights of debt securities.

          Our articles of incorporation authorize us to issue 10 million shares of preferred stock with whatever preferences, limitations and voting and other rights our board of directors may determine. Our board, without your approval, could issue preferred stock with voting or conversion rights that could adversely affect your rights under the debt securities.

Holders of debt securities will have no control over Spartan Stores.

          If you purchase debt securities you will contribute capital to Spartan Stores, but will not be granted voting rights or other control over the affairs of Spartan Stores.

There likely will be no public trading market for the debt securities.

          Although the debt securities have been registered under the federal Securities Act, there is currently no trading market for the debt securities and it is unlikely that any trading market will develop. Moreover, we do not intend to take any steps to encourage the development of a trading market for the debt securities.

INFORMATION ABOUT SPARTAN STORES

General

          Spartan Stores is a premier regional food retailer and distributor based in Grand Rapids, Michigan. Part of our business strategy is to grow our retail operations primarily through acquisitions while increasing efficiencies in our distribution operations. We look to expand our retail operations in the Midwest. Continued expansion of our retail grocery business will allow us to more fully realize operational efficiencies throughout our supply chain, expand our geographic coverage and enhance our marketing and merchandising programs. These operational efficiencies will benefit our own retail grocery stores, as well as the independent food retailers that we supply.

Retail Grocery Business

          We operate retail grocery stores throughout Michigan and Ohio. We have acquired 93 retail grocery stores and 25 deep discount drug stores in five separate transactions beginning in 1999. We continue to operate our grocery stores under their original names of Food Town, Ashcraft's Markets, Family Fare, Glen's Markets and Great Day. We operate our deep discount drugstores under the name The Pharm.

          Our company-owned grocery stores typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods. Our larger stores also typically offer pharmacy and banking facilities. In addition to nationally advertised products, the stores carry "Spartan Stores" brand private label items and "Home Harvest," our "value" brand label. We ship products from our main warehouse and distribution center in Grand Rapids, Michigan, and from warehouses in Plymouth, Michigan and Maumee, Ohio. We also operate a bakery in Hudsonville, Michigan as part of our retail business.

Grocery Distribution Business

          We operate grocery distribution centers and warehouses in Michigan and Ohio from which we supply a comprehensive selection of national brand and private label grocery and related products to retail grocery store customers. Our grocery distribution business provides our wholesale customers and company-owned stores with a selection of approximately 40,000 items, including dry grocery, produce, dairy products, meat, frozen food, seafood, floral, general merchandise, tobacco, pharmacy and health and beauty care items. We supply our customers with both nationally advertised products and highly recognized "Spartan Stores" brand private label items. We also supply our customers with "Home Harvest," our "value" brand label.

          We also provide our wholesale customers with many additional services, including:

•	Site identification and market analyses	•	Coupon redemption
•	Store planning and development	•	Product reclamation
•	Marketing, promotion and advertising	•	Printing
•	Technology and information services	•	Merchandising
•	Accounting and tax preparation	•	Real estate services
•	Human resource services

Convenience Store Distribution Business

          Our convenience store distribution business provides a selection of confections, tobacco products, specialty foods and other grocery products to convenience stores and other retail locations in Georgia, Indiana, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee and West Virginia. We also operate cash and carry outlets in Michigan and Ohio serving convenience stores.

Competition

          Our retail grocery and distribution businesses face intense competition and have low profit margins. The main competitive factors in the retail industry that face the stores we own and the independent retail stores that we supply include the location and image of the store; the price, quality and variety of products; and the quality and consistency of service. The main competitive factors that we face in the distribution industry are price, product quality and variety and service. We believe that we and the customers that we supply are generally competitive in our respective markets.

          The grocery stores we own and the independent retail grocery stores that we supply all compete with other retail grocery stores and with several large chain stores that have integrated wholesale and retail operations, including Farmer Jack and Kroger stores. These stores also compete with mass merchandisers, such as Meijer, Inc., Wal-Mart Stores, Inc. and Kmart Corporation; limited assortment stores; wholesale membership clubs, such as Sam's Club (a unit of Wal-Mart Stores, Inc.) and Costco Companies, Inc.; convenience stores; shop-at-home services; restaurants; and fast food businesses. Our success is in large part dependent upon the ability of our stores and the other grocery stores that we supply to compete with the larger grocery store and convenience store chains. Some of these companies have greater assets and larger sales volume than Spartan Stores and our wholesale customers.

          Our grocery distribution business competes with a number of grocery wholesalers, including SUPERVALU, Inc., Fleming Companies, Inc., Roundy's, Inc. and Nash Finch Company. Our convenience store distribution business competes with a number of convenience store wholesalers, including EBY Brown Company, McLane Company, Inc. and S. Abraham and Sons, Inc. Our distribution business also competes with a number of other businesses that market their products directly to food retailers. Some of these companies have greater assets and larger sales volume than we do.

Grocery Distribution Customers

          Through our grocery distribution business, we supply the retail stores that we own and a diverse group of independent grocery store operators. Each grocery distribution customer enters into a customer agreement with us. In addition, we from time to time enter into loan agreements, leases, guarantees and other agreements under which some of our grocery distribution customers agree to purchase a minimum percentage of products from us for the term of the agreement.

Suppliers

          We purchase products from a large number of national, regional and local suppliers of name brand and private label merchandise. We depend on these suppliers for brand name products. However, we have not encountered difficulty in procuring or maintaining an adequate level of products to serve our customers.

Regulation

          In addition to laws and regulations affecting businesses generally, we are subject to federal, state and local laws and regulations covering the purchase, handling, sale and transportation of our products. We are also subject to regulation by the federal Food and Drug Administration.

USE OF PROCEEDS

          Unless otherwise specified in a prospectus supplement, we plan to use the net proceeds that we receive from the sale of our debt securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

          The following are the consolidated ratios of earnings to fixed charges for the 40-week period ended December 30, 2000 and for each of the fiscal years in the five-year period ended March 25, 2000.

	40-Week Period Ended	Year Ended March
	December 30, 2000	2000	1999	1998	1997	1996
Ratio of Earnings to Fixed Charges:	2.06	1.80	2.96	2.60	2.17	(1.37)

          Our 1996 operations were affected by a restructuring charge of $46.4 million. Excluding this charge, the ratio would have been 2.05.

          For purposes of computing the ratio of earnings to fixed charges, "earnings" has been divided by fixed charges. "Earnings" consist of (1) pretax income/(loss) from continuing operations before adjustment for extraordinary items and (2) fixed charges.

          "Fixed charges" consist of (1) interest on short-term borrowings and long-term debt, (2) amortized expenses relating to indebtedness and (3) an estimate of interest within rental expense.

ABOUT THE DEBT SECURITIES

          The debt securities will be either "non-subordinated debt securities" or "subordinated debt securities." The prospectus supplement accompanying this prospectus will specify whether the debt securities being offered to you are non-subordinated or subordinated debt securities.

          The non-subordinated debt securities will be issued under an indenture dated January 12, 2001 between Spartan Stores and Chase Manhattan Trust Company, National Association. Chase Manhattan will act as trustee for the holders of the non-subordinated debt securities, in accordance with the terms of the indenture. The subordinated debt securities will be issued under one or more indentures between Spartan Stores and the trustee or trustees that we select before we issue any subordinated debt securities.

          The following description sets forth some of the general terms and provisions of all of the debt securities. The specific terms of the debt securities offered to you will be described in the prospectus supplement accompanying this prospectus.

          The following description is subject to, and is qualified in its entirety by reference to, all the provisions of the indentures. A copy of each of the indentures has been filed as an exhibit to the "shelf" registration statement that we filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION." We urge you to read the indenture that applies to your debt securities because it defines your rights.

General

          The debt securities will be our direct, unsecured obligations. The non-subordinated debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated to our senior indebtedness, as described below under "ABOUT THE SUBORDINATED DEBT SECURITIES " beginning on page 15 and as further described in the prospectus supplement for any subordinated debt securities. We may limit the maximum number and principal amount of debt securities that may be subscribed for by any purchaser.

          You should refer to the prospectus supplement included with this prospectus for the following terms, where applicable, of the debt securities that we are offering to you:

•	the title of the debt securities, and whether the debt securities are non-subordinated or subordinated debt securities;

•	the interest rate or rates, which may be fixed or variable, of the debt securities, and the manner of determining the interest;

•	the date on which interest on the debt securities will begin to accrue;

•	the interest payment dates, the dates on which interest payments will begin and the regular record dates for interest payments;

•	the prices at which the debt securities will be issued;

•	the date or dates on which the debt securities will mature;

•	the priority of payment of the debt securities;

•	whether you may require us to redeem or repay your debt securities before their maturity date and, if so, how;

•	any limit on the aggregate principal amount of the debt securities we are offering;

•	the name of the security registrar, paying agent and authenticating agent of the debt securities, if it is someone other than the trustee;

•	how the principal and interest on the debt securities will be paid; and

•	any other terms of the debt securities we are offering.

          Unless otherwise provided in a prospectus supplement, all of the debt securities issued under a particular indenture will rank equally with all of the other debt securities issued under that indenture. The indentures do not limit the amounts of debt securities or other securities that we may issue in the future or other indebtedness that we may incur. The covenants in the indentures do not necessarily protect you from a decline in our credit rating. Our right, and thus your right under the debt securities, to participate in any distribution of the assets of any of our subsidiaries would be subject to the prior claims of other creditors of that subsidiary.

Right of Optional Redemption; Notice of Optional Redemption

          We may redeem any debt securities at any time, in our sole discretion, regardless of when the debt securities were issued. If we decide to redeem your debt securities before their maturity date, we are required to give written notice to the trustee at least 60 days before the date set for the redemption. The trustee will then give you at least 30, but not more than 60, days notice of the redemption, unless your debt securities allow a shorter notice period. Any shorter notice period would be described in the prospectus supplement accompanying this prospectus.

          On or before the redemption date, we must deposit with the trustee enough money to pay the redemption price, as well as accrued but unpaid interest on the debt securities to be redeemed. We may pay interest and principal on the debt securities from any source that is available to us.

Repayment or Redemption at the Option of Holders

          You do not have the right to require us to repay or redeem your debt securities before their maturity date, unless the prospectus supplement accompanying this prospectus states otherwise. If your debt securities are repayable or redeemable at your option, the prospectus supplement will describe the terms, conditions and procedures for repayment or redemption.

No Sinking Fund

          We have not established and do not expect to establish any special set-aside funds or programs, which are sometimes called "sinking funds," to ensure that we will have enough money to pay interest or principal on the debt securities.

Liquidation, Sale of Assets or Termination of Existence of Spartan Stores

          The debt securities are not secured by any lien on our assets. They are not entitled to any preference beyond what they are entitled to as a matter of law upon the liquidation of Spartan Stores or the termination of our existence. Unless otherwise specified in the prospectus supplement, we may sell or encumber our assets without your consent, as long as we comply with the applicable requirements described below under the heading "Some Restrictive Covenants."

Events of Default

          Unless otherwise specified in the prospectus supplement, the following will be events of default with respect to your debt securities:

•	our failure to pay interest on your debt securities or any other debt securities of the same series for 30 days after the interest is due;

•	our failure to pay the principal of your debt securities or any other debt securities of the same series when it is due;

•	our failure to perform any of our other covenants or warranties in the indenture or in your debt securities that continues for 60 days after written notice is given to us as provided in the indenture, with some exceptions; and

•	some events of bankruptcy, insolvency or reorganization.

Other events of default may be set forth in the prospectus supplement.

Acceleration of Maturity

          If an event of default occurs and continues, the trustee or the holders of 50% or more of the principal amount of the outstanding debt securities of a series may declare the principal amount of all debt securities of a series to be immediately due and payable. This may be accomplished by delivering written notice to us, and also to the trustee if the notice is given by debt security holders instead of the trustee.

          With some exceptions, the holders of a majority or more in principal amount of outstanding debt securities of that series may rescind the acceleration if all of the events of default have been cured or waived as provided in the applicable indenture, before a judgment or decree has been obtained by the trustee.

          Different terms apply if the debt securities are original issue discount securities. These will be described in a prospectus supplement.

Registration, Transfer and Payment

          We will issue debt securities in registered form only, without any coupons. We will not charge you a service charge for any transfer or exchange of debt securities, but we may require you to pay any transfer tax or other governmental charge that applies to a transfer or exchange.

          Unless otherwise described in the prospectus supplement, the principal and interest on your debt securities will be payable, and any transfer of your debt securities will be registrable, at the trustee's principal offices. However, we may pay the interest by mailing a check to the address of the person in whose name a debt security is registered in the security register at the close of business on the regular record date for the payment of interest. The regular record dates of a series of debt securities will be described in the prospectus supplement.

Global Securities

          If provided for in the prospectus supplement, the debt securities may be issued in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. Unless a global debt security is exchanged for individual certificates, a global security cannot be transferred, except as a whole by the depositary to a nominee or successor of the depositary.

          The specific terms of any depositary arrangement for any series of debt securities issued as global securities will be described in the prospectus supplement.

Original Issue Discount Securities

          If provided for in the prospectus supplement, the debt securities may be issued as "original issue discount securities." This means that they bear no interest or that they bear interest at a rate below market rates. Original issue discount securities will be sold at a discount below their face amount. If the maturity of any original issue discount security is accelerated, the amount payable upon acceleration will be determined in accordance with the prospectus supplement, the terms of the original issue discount security and the indenture. This amount may be less than the amount that otherwise would be payable at maturity. The prospectus supplement for any original issue discount securities describes special federal income tax and other considerations relating to these securities.

Some Restrictive Covenants

          The indentures require us to preserve our corporate existence, except that we may merge with or into, or convey, transfer or lease all or substantially all of our property to, any person, as long as:

•	our successor is a corporation organized and existing under the laws of the United States, any state or the District of Columbia;

•	our successor expressly assumes the due and punctual payment of the principal of, any premium and interest on the debt securities and the performance of our other covenants under the indenture;

•	no event of default occurs and is continuing immediately after the transaction; and

•	either we or our successor issues to the trustee certificates and opinions which state that the transaction complies with the indenture.

Defeasance and Discharge

          With some limited exceptions, all of our obligations under the indenture for a particular series of debt securities will be discharged if:

•	all outstanding debt securities of that series have been delivered to the trustee for cancellation;

•	we have paid all sums payable under the indenture with respect to those debt securities; and

•	we have delivered to the trustee certificates and opinions stating that all conditions to the satisfaction and discharge of the indenture have been met.

          If all debt securities of a series have become due and payable, will become due and payable at their stated maturity within one year or are redeemable at our option and have been called for redemption within one year under arrangements satisfactory to the trustee, we may discharge our obligations under that series by depositing with the trustee enough money to pay and discharge the entire indebtedness on any debt securities of that series that have not previously been delivered to the trustee for cancellation.

Modification and Waiver

          We and the trustee may modify an indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modification. However, no modification may do any of the following without the consent of the holder of each outstanding debt security that is affected by it:

•	change the maturity date of the principal of, or any premium or interest on any debt security;

•	reduce the principal amount of, the interest rate on or any premium payable upon the redemption of any debt security;

•	change the place of payment for any debt security;

•	adversely affect the right of repayment at the holder's option, if any;

•

impair a holder's right to bring suit for the enforcement of any payment on or after the stated maturity date of a debt security or, in the case of redemption or repayment, on or after the redemption or repayment date;

•	reduce the percentage in principal amount of debt securities whose holders are required to consent to modifications to the indenture;

•	reduce the percentage in principal amount of debt securities whose holders are required to waive compliance with provisions of the indenture or to waive defaults under the indenture;

•	reduce any of the requirements for quorum or voting by debt security holders, as set forth in the indenture;

•	modify any provision of the indenture relating to modification of the indenture or waiver of compliance with conditions and defaults under the indenture, with some exceptions;

•	with respect to any subordinated debt securities, alter the subordination provisions in a manner that is adverse to the holders of the subordinated debt securities;

•	with respect to original issue discount securities, reduce the principal amount that could be declared due and payable upon acceleration of maturity; or

•	change our obligation to pay any "Additional Amounts," as defined in the indenture.

          The holders of at least a majority in principal amount of the outstanding debt securities of any series may waive compliance by us and the trustee with some provisions of the indenture. They also may waive a past default, except they cannot waive a default in the payment of the principal of or interest on any debt security of that series or in respect of a covenant or provision which cannot be modified without the consent of the holder of each outstanding affected debt security of that series.

          We and the trustee may modify an indenture without your consent for some purposes, including the following:

•	to add to our covenants for the benefit of the holders of all or any series of debt securities;

•

to add to or change any of the provisions of the indenture, to change or eliminate any restrictions on the payment of principal of, any premium or interest on debt securities, or to permit or facilitate the issuance of debt securities in uncertificated form, as long as any of these actions does not adversely affect the interests of the holders of debt securities of any series in any material respect;

•	to establish the form or terms of debt securities of any series;

•	to provide for the appointment of a successor trustee;

•

to cure any ambiguity, or to supplement any provision which may be defective or inconsistent with any other provision in the indenture, or to add clarifying provisions that do not adversely affect the interests of holders of debt securities issued under the indenture in any material respect;

•

to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•	to add any additional events of default with respect to all or any series of debt securities;

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the discharge of any series of debt securities, as long as it does not adversely affect the interests of any holder of a debt security of that series or any other debt security in any material respect;

•

to amend or supplement any provision contained in the indenture or in any supplement to the indenture, as long as it does not adversely affect the interests of the holders of debt securities in any material respect; or

•

to comply with any requirement of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, and to add to the indenture any other provisions that are expressly required by the Trust Indenture Act.

Outstanding Debt Securities

          The indentures permit the holders of certain percentages of the outstanding debt securities to take certain actions. Generally, the amount of "outstanding" debt securities is the principal amount of the debt securities that are outstanding at that time, excluding any debt securities owned by Spartan Stores or any other obligor on the debt securities, or any affiliate of Spartan Stores or any other obligor.

          The indentures also set forth special rules for determining whether the holders of the required principal amount of outstanding original issue discount securities or "indexed securities" have taken action. These rules will be described in any prospectus supplements relating to original issue discount securities or indexed securities.

Additional Provisions

          Each of the indentures provides that the trustee has the duty during a default to act with the required standard of care, but otherwise is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. Upon offering the trustee reasonable indemnity, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power that the trustee has, with respect to the debt securities of that series.

          No holder of any debt security of any series will have the right to begin any proceeding for any remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•

the holders of at least a majority in principal amount of the outstanding debt securities of that series have in writing requested the trustee to begin the proceeding, and offered reasonable indemnity to the trustee;

•	the trustee has failed to institute the proceeding within 60 days after its receipt of the notice, request and offer of indemnity; and

•

the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction that is inconsistent with that request within that 60-day period.

          However, you have an absolute and unconditional right to receive payment of the principal of, interest on, and premium, if any, on your debt securities when those payments are due, and to bring suit for the enforcement of any of those payments. These rights cannot be impaired without your consent.

          We are required to furnish the trustee with an annual statement as to our performance or fulfillment of our obligations under the applicable indenture and as to any default in our performance or fulfillment of those obligations.

ABOUT THE SUBORDINATED DEBT SECURITIES

          The prospectus supplement accompanying this prospectus describes whether the debt securities being offered to you are "non-subordinated debt securities" or "subordinated securities." The subordinated debt securities will be subordinated to some of our current and future indebtedness described in the prospectus supplement and the indenture for the subordinated debt securities. This means that if we have defaulted on the payment of any of that senior indebtedness, we may not make any payment on the subordinated debt securities until we have fully paid any overdue principal, premium and interest on the senior indebtedness. In addition, upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization of our company, the payment of the principal of and premium and interest on the subordinated debt securities will be subordinated to the prior payment in full of all senior indebtedness.

PLAN OF DISTRIBUTION

Persons Conducting the Offering; Expenses

          We are offering the debt securities through our officers and some designated associates. None of these people will receive any commissions or other amounts relating to the sale of debt securities. We are not using any underwriters, brokers or dealers in this offering. Thus, we have not and will not pay any underwriting discounts, commissions or finders fees on the sale of the debt securities. We will pay all of our offering costs and expenses.

How To Purchase Debt Securities

          You should refer to the prospectus supplement for information about how to purchase the debt securities offered to you.

Continuation of the Offering

          We will continue the offering of debt securities until we have sold them all or we decide to terminate the offering. We may terminate the offering at any time in our sole discretion.

No Minimum Offering

          There is no minimum principal amount of debt securities that we must sell to complete this offering. We are offering the debt securities on a "best efforts," continuous basis. Thus, we will not place any funds received in any escrow, trust or other arrangement pending the receipt of a minimum amount of offering proceeds. We cannot assure you that we will sell any or all of the debt securities.

LEGAL MATTERS

          The validity of the debt securities has been passed upon by Warner Norcross & Judd LLP, 900 Old Kent Building, 111 Lyon Street, N.W., Grand Rapids, Michigan 49503-2489. Alex J. DeYonker, a Director and the General Counsel and Secretary of Spartan Stores, is a partner of Warner Norcross & Judd LLP.

EXPERTS

          The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended March 25, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference. These financial statements have been incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

          The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or in a prospectus supplement. This prospectus also incorporates by reference the documents listed below that we have previously filed with the SEC under the Securities Exchange Act of 1934. They contain important information about Spartan Stores and its financial condition.

•	Annual Report on Form 10-K for the fiscal year ended March 25, 2000

•	Quarterly Report on Form 10-Q for the period ended June 17, 2000

•	Quarterly Report on Form 10-Q for the period ended September 9, 2000

•	Current Report on Form 8-K filed with the SEC on July 20, 2000

•	Current Report on Form 8-K filed with the SEC on July 21, 2000

•	Current Report on Form 8-K filed with the SEC on August 3, 2000, and Amendment No. 1 to that Current Report on Form 8-K filed with the SEC on September 27, 2000

•	Current Report on Form 8-K filed with the SEC on August 16, 2000

•	Current Report on Form 8-K filed with the SEC on September 13, 2000

•	Current Report on Form 8-K filed with the SEC January 18, 2001

          All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act after the date of this prospectus and before we terminate the offering of the debt securities will be considered to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. Any statement contained in a document incorporated by reference into this prospectus will be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus or in the accompanying prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be a part of this prospectus.

          We will provide you, on written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, except for exhibits, unless those exhibits are specifically incorporated by reference in those documents. You may request copies of these documents in writing to: David M. Staples, Executive Vice President and Chief Financial Officer, Spartan Stores, Inc., 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Telephone requests may be directed to (616) 878-2000.

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the informational requirements of the Securities Exchange Act and, as required by that statute, file reports and other information with the SEC. You may inspect and copy those reports and other information at the public reference facilities of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports and other information regarding Spartan Stores that have been filed electronically with the SEC. The address of that site is http://www.sec.gov.

          Additional information regarding Spartan Stores and the debt securities is contained in a registration statement (and the related exhibits) filed with the SEC under the Securities Act of 1933. The registration statement and the exhibits to it may be inspected without charge at the offices of the SEC at the address and web site listed above.

          No person has been authorized to give any information or to make any representations or projections of future performance other than those contained in this prospectus, and any such other information, projections or representations if given or made must not be relied upon as having been so authorized.

          The delivery of this prospectus or any sale of debt securities at any time does not imply that the information in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

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TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Information About Spartan Stores
Use of Proceeds
Ratio of Earnings to Fixed Charges
About the Debt Securities
About the Subordinated Debt Securities
Plan of Distribution
Legal Matters
Experts
Incorporation of Documents
   By Reference
Where You Can Find More Information

2 3 6 8 8 8 15 16 16 16 17 18	$100,000,000 Debt Securities _______ PROSPECTUS _______ SPARTAN STORES, INC. March 5, 2001